Filed Pursuant to Rule 433

Registration Statement No. 333-238607-01

Relating to Preliminary Prospectus Supplement dated May 4, 2023 and

Prospectus dated May 22, 2020

BXP PRICES $750.0 MILLION OFFERING OF GREEN BONDS

BOSTON, MA, May 4, 2023 – Boston Properties, Inc. (NYSE: BXP) (“BXP”), the largest publicly traded developer, owner and manager of premier workplaces in the United States, announced today that its operating partnership, Boston Properties Limited Partnership (“BPLP”), has agreed to sell $750.0 million of 6.500% senior unsecured notes due 2034 in an underwritten public offering through BNY Mellon Capital Markets, LLC, BofA Securities, Inc., J.P. Morgan Securities LLC, Morgan Stanley & Co. LLC and Wells Fargo Securities, LLC, as joint book-running managers. The notes were priced at 99.697% of the principal amount to yield 6.537% to maturity. The notes will mature on January 15, 2034, unless earlier redeemed. The offering is expected to close on May 15, 2023, subject to the satisfaction of customary closing conditions.

The estimated net proceeds from the offering are expected to be approximately $741.3 million. BPLP intends to allocate an amount equal to the net proceeds from the offering to the financing and refinancing of recently completed and future “eligible green projects” in the United States.

Pending such allocation, BPLP intends to use the net proceeds for the repayment of debt, including funding the redemption of the $500.0 million aggregate principal amount of BPLP’s 3.125% senior notes due 2023 that are scheduled to mature on September 1, 2023, and any remaining net proceeds to fund development and redevelopment projects or other investment opportunities and for other uses. Pending such uses, BPLP may invest the net proceeds in short-term, interest-bearing deposit accounts. Net proceeds allocated to previously incurred costs associated with “eligible green projects” will be available for the repayment of debt and other uses.

This is BPLP’s sixth green bond offering. Since BPLP’s initial green bond offering in November 2018, BPLP has issued an aggregate principal amount of $4.30 billion in its five previous green bond offerings.

BXP actively works to promote its growth and operations in a sustainable and responsible manner and is a recognized leader in green building. BXP has LEED certified approximately 34 million square feet of its current in-service portfolio. BXP has publicly announced sustainability goals and remains on track to achieve carbon-neutral operations by 2025 and achieved its energy and water reduction targets in 2022. BXP’s commitment to ESG and sustainability performance has been recognized by numerous industry groups and rankings. BXP was named to Newsweek’s List of America’s Most Responsible Companies in 2023, ranking first in its industry and 29th overall out of the 500 companies included on the list. BXP was recently recognized for Best ESG Program by Commercial Property Executive and was again named an ENERGY STAR Partner of the Year - Sustained Excellence Award winner, as well as a Best in Building Health winner by the Center for Active Design. BXP was recognized as an inaugural Platinum level Green Lease Leader by the Institute for Market Transformation and the U.S. Department of Energy and was the recipient of Nareit’s prestigious Leader in the Light Award. In addition, BXP earned its eleventh consecutive “Green Star” recognition, the highest GRESB 5-star Rating, and an “A” disclosure score.

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BPLP has filed a registration statement (including a prospectus and a preliminary prospectus supplement) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus and the preliminary prospectus supplement in that registration statement and other documents BPLP has filed with the SEC for more complete information about BPLP and the offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you may obtain a copy of the prospectus and related prospectus supplement from BNY Mellon Capital Markets, LLC, Attention: BNY Mellon Capital Markets, LLC, 240 Greenwich Street, 3rd Floor, New York, New York 10286, Attention: Dan Klinger, Telephone: (862) 485-3538; BofA Securities, Inc., 200 North College Street, NC1-004-03-43, Charlotte, NC 28255-0001, Attn: Prospectus Department, Toll-free: 1-800-294-1322, E-mail: dg.prospectus_requests@bofa.com; J.P. Morgan Securities LLC, c/o Broadridge Financial Solutions, Attn: Prospectus Department, 1155 Long Island Avenue, Edgewood, NY 11717, or by telephone: 1-866-803-9204; Morgan Stanley & Co. LLC, 1585 Broadway, 6th Floor, New York, New York 10036, Telephone: 1-866-718-1649, Email: prospectus@morganstanley.com; and Wells Fargo Securities, LLC, Attention: WFS Customer Service, 608 2nd Avenue South, Suite 1000, Minneapolis, MN 55402, at 800-645-3751 or email: wfscustomerservice@wellsfargo.com.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities nor shall there be any sale of these securities in any state in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

BXP (NYSE: BXP) is the largest publicly traded developer, owner, and manager of premier workplaces in the United States, concentrated in six markets – Boston, Los Angeles, New York, San Francisco, Seattle, and Washington, DC. BXP is a fully integrated real estate company, organized as a real estate investment trust (REIT), with more than 50 years of experience developing, owning, managing, and acquiring exceptional properties in dynamic gateway markets. At March 31, 2023, including properties owned by unconsolidated joint ventures, BXP’s portfolio totals 54.5 million square feet and 192 properties, including 15 properties under construction/redevelopment.

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This press release contains forward-looking statements within the meaning of the Federal securities laws. You can identify these statements by our use of the words “will,” “expects,” “intends” and similar expressions that do not relate to historical matters. You should exercise caution in interpreting and relying on forward-looking statements because they involve known and unknown risks, uncertainties and other factors which are, in some cases, beyond BXP’s control and could materially affect actual results, performance or achievements. These factors include, without limitation, BXP’s ability to satisfy the closing conditions to the pending transaction described above and successfully meet its ESG goals and commitments, as well as other risks and uncertainties detailed from time to time in BXP’s filings with the SEC. BXP does not undertake a duty to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

AT BXP

Mike LaBelle

Executive Vice President

Chief Financial Officer and Treasurer

617.236.3352

Helen Han

Vice President, Investor Relations

hhan@bxp.com

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